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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBERS 1-13573-01 / 1-13573
CUSIP NUMBER      45734S  AA4

☒ Form 10-K       ☐ Form 20-F     ☐ Form 11-K      ☐ Form 10-QSB      ☐ Form N-SAR

For Period Ended:  December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I -
Registrant Information

Inland Fiber Group, LLC
                             Fiber Finance Corp.
(Full Name of Registrant)

U.S. Timberlands Klamath Falls, L.L.C.
               U.S. Timberlands Finance Corp.
(Former Name if Applicable)

                         6400 Highway 66
Address of Principal Executive Office (Street and Number)

                     Klamath Falls, OR 97601
(City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Inland Fiber Group, LLC (“IFG”) and Fiber Finance Corp. (“Finance Corp.”) are unable to file their Annual Report on Form 10-K for the year ended December 31, 2005 in the prescribed time period without unreasonable effort or expense due to management’s focus on ongoing litigation and, as previously disclosed , a potential settlement with respect to the 9 5/8% Senior Notes due November 15, 2007 issued by IFG and Finance Corp.  IFG and Finance Corp. anticipate that the Form 10-K will be filed within the time period required by Rule l2b-25 of the Securities Exchange Act of 1934, as amended.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Thomas C. Ludlow	(212) 755-1100
(Name)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 19, 2003, an action was brought in the Court of Chancery of the State of Delaware the trustee under the Indenture governing the Notes against the IFG, Finance Corp., and certain other parties (collectively, the “Defendants”), alleging that IFG and Finance Corp. had violated certain provisions of the Indenture. On December 23, 2004, the Court of Chancery issued a memorandum opinion granting the Trustee’s motion for partial summary judgment and declaring that an Event of Default had occurred under the Indenture. On January 13, 2005, IFG received a Notice of Default and Acceleration from the Trustee. The Defendants appealed the order of the Court of Chancery granting partial summary judgment to the Trustee and prevailed. Given the memorandum opinion and the acceleration of the indebtedness by the Trustee, the $225 million obligation arising from the Notes was considered a short-term obligation on IFG’s balance sheet as of December 31, 2004 and IFG received a going concern qualification in the report of its independent auditors relating to its financial statements for the year ending December 31, 2004. IFG did not make the May 15, 2005 and November 15, 2005 semi-annual interest payments on the Notes and expects that it will receive a going concern qualification for the year ended December 31, 2005.

                         Inland Fiber Group, LLC
(Name of Registrant as specified in charter)

                            Fiber Finance Corp.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2006

Inland Fiber Group, LLC
(Registrant)

By: /s/ Thomas C. Ludlow
Name: Thomas C. Ludlow
Title:   Vice President

Fiber Finance Corp.
(Registrant)

By: /s/ Thomas C. Ludlow
Name: Thomas C. Ludlow
Title:   Vice President